 **THE SOURLIS LAW FIRM**



Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+
Daniel Kobrinski, Esq., LLM+#

* Licensed in NJ
+ Licensed in NY
# Licensed in DC

The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

VIA OVERNIGHT MAIL

January 18, 2008

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: Susann Reilly, Attorney

> **RE:** **Pricefish, Inc.**
> **Offering Statement on Form 1-A, Filed October 24, 2007**
> **File No.: 24-10192**

Dear Ms. Reilly:

Below please find our responses to the Staff's comment letter, dated January 16, 2008 (the "Comment Letter"), regarding the above-captioned Offering Statement on Form 1-A (the "Form 1-A") filed by our client, Pricefish, Inc., a New York corporation (the "Company"). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Form 1-A pursuant to the Comment Letter and has filed Amendment No. 2 to the Form 1-A with the SEC today ("Amendment No. 2"). A copy of Amendment No. 2, marked to show changes from originally filed Form 1-A, accompanies this response letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm



Virginia K. Sourlis, Esq.

Business and Properties, page 26

1. *We reissue comment number 12 from our letter dated November 27, 2007:*

"Describe the principal sources of your revenues. Quantify the revenue from each source. If your revenues consist of anything other than the following, please ensure that you disclose that information in all appropriate places in the offering circular:

- *The revenues which you earn when consumers "click through" to the merchants who have listed products on the Pricefish website; and*
- *The revenues from banner ads and skyscraper ads."*

Response:

Per Comment #1 (formerly Comment 12), the following has been added to the appropriate sections of the Form 1-A, pages 29 and 30.

Overview of Our Principal Sources of Revenue

100% of Pricefish's display advertising (banner and skyscraper ads) is Google Adsense. These ads are served, tracked and compensated for by Google.com.

Our Google Adsense Revenues are as follows for the last two years:

Fiscal year 2006 Adsense Revenues: $3,034.00
Fiscal year 2007 Adsense Revenues: $974.00
QTR 1 2008 (July - September 2007): $133.00

Our Overall Revenues for these periods are:

FY 2006: $63,622.00
FY 2007: $38,050.00
Qtr 1 2008: $3,100.00

Merchant referral commissions (click-throughs") vs. display advertising revenues:

FY 2006: $60,588 vs. $3,034 (95% of our revenues were derived from merchant referrals, and 5% were derived from display advertising revenues)

FY 2007: $37,076 vs. $974 (97% of our revenues were derived from merchant referrals, and 3% were derived from display advertising revenues)

Qtr 1 2008: $2,967 vs. $133 (96% of our revenues were derived from merchant referrals, and 3% were derived from display advertising revenues)"

The following text explaining this relationship was also added to the 1-A/A:

"All display advertising on Pricefish.com is Google Adsense, which is served and tracked by Google, Inc. Google compensates the Company directly acting as a middleman between advertisers and Pricefish. The Company generally has no direct relationship with these advertisers, unless they happen to be Pricefish Merchants listing products for sales on Pricefish.com as well."

2. *Please disclose in this section all of the information you have provided in your supplemental response to comment number 14 from our letter dated November 27, 2007 regarding the sellers whose products you display on your websites*

Response:

Per Comment #2, this disclosure has been added to the Form 1-A/A (*see page 29*).

How we help merchants, page 29

3. *Please disclose the words from which the acronym "ROI" is formed.*

Per Comment #3, the acronym "ROI" and all references to it have been removed (*see page 29*).

Exhibits

Legality Opinion

4. *Please revise the first sentence of 3(f) of the legality opinion by explaining how the "binding effect and enforceability of the Documents and any other agreement or instrument referred to herein" will be determined. Also, revise the second sentence of 3(f) by explaining how it will be determined that "Documents and any other agreement or instrument referred to herein" are limited by public policy or the application of general principles of equity" if not in a court proceeding in equity or law. Alternatively, remove the first and second sentences of 3(f).*

Per Comment #4, the Legality Opinion has been revised. The entire section has been removed.